                        File No. 70-7888

               SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC  20549

                 POST-EFFECTIVE AMENDMENT NO. 17

                               TO

                            FORM U-1

                   APPLICATION OR DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


Allegheny Energy, Inc.             Monongahela Power Company
10435 Downsville Pike              1310 Fairmont Avenue
Hagerstown, MD  21740              Fairmont, WV  26554

Allegheny Power Service Corporation     The Potomac Edison
Company
800 Cabin Hill Drive               10435 Downsville Pike
Greensburg, PA  15601              Hagerstown, MD  21740

Allegheny Generating Company       West Penn Power Company
10435 Downsville Pike              800 Cabin Hill Drive
Hagerstown, MD  21740              Greensburg, PA  15601

       (Name of company or companies filing this statement and addresses of principal executive offices)

                     Allegheny Energy, Inc.
                      10435 Downsville Pike
                      Hagerstown, MD  21740

        (Name of top registered holding company parent of each applicant or declarant)

                         Thomas K. Henderson, Esquire
                         Vice President and General Counsel
                         Allegheny Energy, Inc.
                         10435 Downsville Pike
                         Hagerstown, MD 21740


________________________________________________________________
             (Name and address of agent for service)

     Applicants hereby amend Item 1. Description of Proposed

Transaction by adding the following to the end thereof:



     A.   Short Term Debt

     West Penn Power Company ("West Penn") requests the

Commission to raise its aggregate limit on short-term debt

financing from $182 million to $500 million, subject to the same terms and conditions as are contained in the original

Application.  In support thereof, West Penn submits the

following.



     West Penn was authorized by the Commission to issue up to

$182 million in short-term debt through December 31, 2001,

subject to certain conditions and parameters, by prior orders dated January 29, 1992, February 28, 1992, July 14, 1992,

November 5, 1993, November 28, 1995, April 18, 1996 and December

23, 1997, (HCAR Nos. 25462, 25481, 25581, 25919, 26418, 26506,

and 26804, respectively) ("Prior Orders") in File No. 70-7888.

Subject to the terms and conditions set forth in the Prior

Orders, West Penn requests authority to increase the limit of its short term debt by $318 million and be authorized to issue up to

$500 million in short-term debt through December 31, 2007.



     West Penn has not sought an increase in the amount of its

short-term debt financing authority since it was approved to borrow up to $182 million in 1997 by HCAR No. 26804.  On December

23, 1997 , the Commission issued an order (HCAR No. 26804)

authorizing Allegheny Energy, Inc. (formerly Allegheny Power

System, Inc.), Monongahela Power Company ("Monongahela"), The

Potomac Edison Company ("Potomac Edison"), West Penn Power

Company ("West Penn"), and Allegheny Generating Company ("AGC")

to continue their short-term debt
financing authority from

December 31, 1997 through December 31, 2001, and to continue the

Allegheny Power System Money Pool from December 31, 1997 through

December 31, 2001.  On May 19, 1999, Allegheny Energy, Inc.

("Allegheny") received an order (HCAR No. 27030) increasing its short-term debt limit from $400 million to $750 million, and extending its participation in the money pool through December

31`, 2007.   Since the time that West Penn received its order in

1997, however, several events have occurred which require West

Penn to request additional financing authority.



               B.    Background  of  Competition  and  Regulatory
               Environment in Pennsylvania

           As the Commission is aware, deregulation of generation

has begun and competition at the retail level is now a reality in

Pennsylvania.  Pennsylvania is the state in which  West  Penn  is incorporated and where its entire service territory  is  located.

The  Electricity Generation Customer Choice and Competition  Act,

66  Pa.  C.S.  Section  2801  et seq. (together  with  regulatory interpretations, the "Competition Act"), was enacted in  December

1996,  and provided for the restructuring of the electric utility

industry  in  Pennsylvania.   The Competition  Act  required  the

unbundling   of   electric   services   into   separate   supply,

transmission,   and  distribution  services  with   open   retail

competition  for  supply.  Electric distribution services  remain regulated by the Pennsylvania Public Utility Commission  ("PUC").

Transmission  services will be provided pursuant to a  FERC-filed

Open  Access  Transmission Tariff. The Competition  Act  required utilities to submit restructuring plans to the PUC.

           In August 1997, West Penn filed its restructuring plan

with  the  PUC,  which, among other things, unbundled  generation from  transmission and distribution.  The restructuring plan  was contested  and  became  the subject of  hearings,  which  finally resulted in a settlement that was approved by the PUC on November

19,   1998.   The  PUC's  Order  authorized  and  provided  state

regulatory   pre-approval  for  the  transfer  of   West   Penn's

generation  assets  to an affiliate company at  net  book  value.

West  Penn has applied to the SEC (File No. 70-9483), among other things, for approval to transfer its generation assets to  a  new generation company ("GENCO").



           In  Pennsylvania, full electric generation competition

is being phased in.  For West Penn, its settlement called for one-

third  of  each  customer class to have direct retail  access  on

January  1, 1999, and for an additional one-third to have  direct

retail  access  on  January  2,  1999.   Retail  access  for  the

remaining one-third will occur on January 2, 2000.



          West Penn is evaluating its current capital structure,

and determining the best capital structure for it and the new

GENCO, in light of competition, its restructuring case, and the intent of the Competition Act that companies use the proceeds of securitization to primarily reduce their capital structure.  West

Penn is anticipating that it will need the additional borrowing authority for the transition to competition in Pennsylvania.  It may also use the borrowing authority as a stop-gap measure, while other financing transactions are being contemplated.

Additionally, West Penn may need the borrowing authority to

support its restructuring debt.  West Penn may also use its short-

term borrowing authority to support its
capital expenditure

program, and to take advantage of growth opportunities through acquisitions.  In addition, regulated investment opportunities may arise from time to time.  While West Penn would seek such additional regulatory approval as may be required in connection with such acquisitions, the requested increase in short-term financing authority will enhance its ability to participate

effectively in the evolving energy markets.



     In order to better position West Penn in this competitive

environment, West Penn needs to have access to cash through short-

term borrowings in order to take advantage of opportunities that arise.





     C.   Application of Proceeds

     West Penn may use the proceeds of its proposed short-term

borrowings for general corporate purposes, including effecting the transition to the competitive status contemplated by

Pennsylvania law, assisting in the restructuring of West Penn's capital structure, the financing of construction and also

property acquisitions.



     Other than Allegheny's 9.9% limited partnership interest in

The Latin America Energy and Electricity Fund I, L.P., and

Allegheny's ownership of Allegheny Energy Unit No. 1 and Unit No.

2, LLC, an EWG that was incorporated on May 12, 1999, neither

Allegheny nor any subsidiary thereof currently has an ownership interest in an EWG or foreign utility company ("FUCO") as defined in Sections 32 or 33 of the Act.  Neither Allegheny nor any

subsidiary thereof currently or as a consequence of the

transactions proposed
herein will be a party to, or have any

rights under, a service, sales, or construction agreement with an

EWG or a FUCO.



     Except as described herein, no associate company or

affiliate of the Applicants or any affiliate of any such

associate company has any material interest, directly or

indirectly, in the proposed transactions.





     D.   Analysis Under Rule 53

     Rule 54 provides that in determining whether to approve

certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.



     Rule 53(a)(1).  Allegheny has $45,000,000 invested, or

committed to be invested, in EWGs.  Allegheny has committed to invest up to $5 million in partnerships that may invest in FUCOs.

These investments represent less than 6% of $847,761,000, the average of the consolidated retained earnings of Allegheny

reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended March 31, 1999.



     Rule 53(a)(2).  Allegheny will maintain books and records

for any EWG and FUCO in which it holds an interest and will make those books and records available as required by Rule 53(a)(2).

     Rule 53(a)(3).  No more than 2% of the employees of

Allegheny's domestic public utility companies will, at any one time, directly or indirectly, render services to EWGs or FUCOs in which Allegheny holds an interest.



     Rule 53(a)(4).  Allegheny will submit a copy of Item 9 and

Exhibits G and H of Allegheny's Form U5S to each of the public service commissions having jurisdiction over the retail rates of any of Allegheny's affected public utility companies.



     Rule 53(b):

      (i)  Neither Allegheny nor any subsidiary of Allegheny is the subject of any pending bankruptcy or similar proceeding;

      (ii) Allegheny's average consolidated retained earnings for the four most recent quarterly periods($847,761,000) represented a decrease of approximately $200,581,000 (or 19%) in the average consolidated retained earnings from the previous four quarterly periods ($1,048,342,000); however, Allegheny's aggregate

           investment in EWGs and FUCOs does not exceed three percent of total capital invested in utility operations.  The decrease in consolidated retained earnings resulted primarily from West Penn,

           one of the Company's regulated subsidiaries, recording an

           extraordinary charge of $466.9  million ($275.4 million after taxes) in 1998.  West Penn determined that under the provisions of SFAS No. 101 an extraordinary charge was required to reflect a write-off of certain disallowances in the Pennsylvania Public

           Utility Commission's (Pennsylvania PUC) May 29, 1998, Order, as

           revised by the Pennsylvania PUC-approved November 19, 1998,

           settlement agreement.  The write-off reflects adverse power purchase commitments and deferred costs that are not recoverable from customers under the Pennsylvania PUC's Order and settlement agreement.

      (iii)     for the year ended December 31, 1998, there were no

           losses attributable to Allegheny's investments in the

           partnerships that invest in FUCOs.



     Rule 53(c).  Rule 53(c) is inapplicable because the

requirements of Rule 53(a) and (b) have been satisfied.





2.   Applicants hereby add the following to the end of Item 2.

     Fees, Commissions and Expenses:



     None, other than ordinary expenses not over $500 in

connection with the preparation of this Post-Effective Amendment.

None of such fees, commissions or expenses are to be paid to any associate company or affiliate of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost by Allegheny Power Service

Corporation.





3.   Applicants hereby add the following to the end of Item 3.

     Applicable Statutory Provisions:



          Short-term borrowings by West Penn are subject to

Sections 6 and 7 of the Public Utility Holding Company Act of

1935 (the "Act").

4.   Applicants hereby add the following to the end of Item 4.

     Regulatory Approval:

          No commission, other than the Securities and Exchange

     Commission, has jurisdiction over the proposed transactions.





5.   Applicants hereby add the following to the end of Item 5.

     Procedure:



          It is requested, pursuant to Rule 23(c) of the Rules

and Regulations of the Commission, that the Commissions' Order permitting this application or declaration to become effective be issued on or before August 20, 1999.  Allegheny waives any

recommended decision by hearing officer or by any other

responsible officer of the Commission and waives the 30-day

waiting period between the issuance of the Commission's Order and the date it is to become effective since it is desired that the

Commission's Order, when issued, become effective forthwith.

Allegheny consents to the office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or

Order in this matter unless the Office opposes the matter covered by this application or declaration.





6.   Applicants hereby add the following to the end of Item 6.

     Exhibits and Financial Statements:


          (a)  Exhibits

                              H-2  Form of Notice.

7.   Applicants hereby add the following to the end of Item 7.

     Information as to Environmental Effects:


                    (a)  For the reasons set forth in Item 1
               above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

          (b)  Not applicable.

                          SIGNATURE


          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.



                              ALLEGHENY ENERGY, INC.


                              BY   /s/ Carol G. Russ
                                   CAROL G. RUSS
                                   COUNSEL


                              MONONGAHELA POWER COMPANY


                              BY   /s/ Carol G. Russ
                                   CAROL G. RUSS
                                   COUNSEL

                              THE POTOMAC EDISON COMPANY


                              BY   /s/ Carol G. Russ
                                   CAROL G. RUSS
                                   COUNSEL


                              WEST PENN POWER COMPANY


                              BY   /s/ Carol G. Russ
                                   CAROL G. RUSS
                                   COUNSEL


Dated:  June 30, 1999